UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41974

Intelligent Group Limited

Unit 1203C, Level 12, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry Into Material Definitive Agreements

On April 29, 2026, Intelligent Group Limited (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with New Bay Development (Intel) Holding Co.,Limited, a wholly-owned subsidiary of XJ International Holdings Co., Ltd., a Cayman Islands company in which Mr. Huiwu Wang, an existing shareholder of the Company, holds a substantial interest and serves as director and chief executive officer (the “Affiliate”). Pursuant to the Securities Purchase Agreement, the Affiliate agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Affiliate, an aggregate of 600,000 Class B ordinary shares of the Company, par value US$0.0002 per share, for a purchase price of US$12.5 per share. The gross proceeds from this offering are US$7,500,000.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the affiliate, and indemnification obligations of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

Immediately following the closing of the transaction contemplated by the Securities Purchase Agreement, the Company will have 2,137,498 ordinary shares issued and outstanding, including 1,462,498 Class A ordinary shares and 675,000 Class B ordinary shares.

The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by, such document. The form of the Securities Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director and Chairlady of the Board

Date: April 30, 2026

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